UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON OCTOBER 23, 2013

DATE, TIME AND PLACE:

October 23, 2013 at 9:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; the Directors Messrs. Conrado Engel, Jesús María Zabalza Lotina, José de Paiva Ferreira and Mr. José Antonio Alvarez Alvarez via videoconference; and the Independent Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. The Director, Mr. José Manuel Tejón de Borrajo was absent by justified reason. Also present as guests, the Vice-President Executive Officer of the Company Mr. Carlos Alberto López Galán and Mr. Ronaldo Yassuyuki Morimoto, Company´s Director.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Vice-President Executive Officer of the Company, to act as the Secretary.

AGENDA:

(a) To know the economics-financials results of the Company relative to September, 2013; (b)  To approve the Company’s Financial Statements regarding the 3rd quarter of 2013; (c)  To know the police update institutional management structure of capital, and approve the annual report of the Icaap (Internal Process Assessment of Capital Adequacy), pursuant the Circular # 3547/2011; (d)  To know the leaving of Vice-President Executive Officer, Mr. Luis Félix Cardamone Neto; and, e, (e)  To know the leaving of members of the Risk Committee of the Company, Messrs. Oscar Rodriguez Herrero and Ronaldo Yassuyuki Morimoto, and ratify the current composition of the Risk Committee.

[Free English Translation]

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously and without any restrictions:

(a) Knew the economics-financials results of the Company relative to September, 2013;

(b)       Approved, pursuant to article 17, item X, of the Company’s Bylaws and favorable opinion of the Audit Committee, the Company’s Consolidated Financial Statements regarding the 3rd quarter of 2013, prepared in accordance with the Corporation Act, the standards of the National Monetary Council, the Brazilian Central Bank, pursuant document template provided in the Accounting National Financial System Institutions (“COSIF”), and other applicable regulation and laws, which were subject to limited revision of the Independent Auditors Deloitte Touche Tohmatsu Auditores Independentes. Furthermore, it was also approved the Condensed Consolidated Financial Statements prepared in according to IAS – 34  Intermediate Financial Statements from the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of International Financial Reporting Interpretations Committee (“IFRIC”), regarding the 3rd quarter of 2013, everything as proposed by the Board of Executive Officers, according to the meeting held on October 22, 2013, at 09:00 a.m. The Directors authorized the Board of Executive Officers to take any necessary measure as to release the documents approved herein upon remittance to the Comissão de Valores Mobiliários - CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias & Futuros and to the Securities and Exchange Commission – SEC;

It is registered that Mr. Carlos Alberto López Galán, Company´s Vice-President Executive Officer, to clarifications related to items (a) and (b) of the Agenda.

(c)        Knew the update of the police update institutional management structure of capital, and approve the annual report of the Icaap (Internal Process Assessment of Capital Adequacy), pursuant the Circular Bacen # 3547/2011;

It is registered that Mr. Ronaldo Yassuyuki Morimoto, Company´s Director, to clarifications related to item (c) of the Agenda.

(d)       Pursuant to article 17, item III of the Comapany’s Bylaws, recognized the leaving, on September 30, 2013, according to letter signed and delivered at the Company on the same date, of the Vice-President Executive Officer: Mr. Luís Felix Cardamone Neto, Brazilian citizen, married, business administrator, bearer of RG # 11.759.329 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”)  042.649.938-73, who was elected on the Board of Directors Meeting held on May 28, 2013. The Board of Directors appreciated the excellent job done by Mr. Luís Felix Cardamone Neto; e

[Free English Translation]

(e)        Knew (i) the leaving Messrs. Oscar Rodriguez Herrero, Spanish citizen, married, business administrator, bearer of foreigner’s identification card RNE # V485694-0, registered with the Individual Taxpayers’ Roll (“CPF/MF”)  060.185.177-36; and Ronaldo Yassuyuki Morimoto, Brazilian citizen, brasileiro, solteiro, banking, bearer of RG # 27.296.905-9 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 267.678.438-22, offices of the members of the Risk Committee of the Company; and ratified (ii) the current composition of the Risk Committee of the Company, as Coordinator, Mr. Celso Clemente Giacometti, a Brazilian citizen, married, business administrator, bearer of RG # 3.179.758-1 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 029.303.408-78, with business address at Avenida Vereador José Diniz, nº 3725 – 6o floor; and as Members, Mr. Conrado Engel, Brazilian citizen, married, engineer, bearer of RG # 12849016-7 SSP/SC, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 025.984.758-52, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; and Mr. René Luiz Grande, Brazilian citizen, married, economist, bearer of RG # 6.309.316-9 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 583.893.348-87, resident and domiciled in the city of Sorocaba/SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2235– Vila Olímpia – São Paulo – SP; with a term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2015 Ordinary Shareholders Meeting.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, October 23, 2013. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; the Directors Messrs. Conrado Engel, Jesús María Zabalza Lotina, José Antonio Alvarez Alvarez and José de Paiva Ferreira; and Independent Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this summary confers with the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 23, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer